September 10, 2025

Donald Owens
President
HNO International, Inc.
41558 Eastman Drive, Suite B
Murrieta, CA 92562

       Re: HNO International, Inc.
           Amendment 3 to Offering Statement on Form 1-A
           Filed September 3, 2025
           File No. 024-12607
Dear Donald Owens:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 25, 2025 letter.

Amendment 3 to Offering Statement on Form 1-A
Business
Our Products, page 19

1. We note your response to prior comment 8 and reissue the comment in part.
       Please explain how the revenue of $2,832,000 is determined. In this regard, please provide a description similar to that provided under Hydrogen Production Facility on page 21.
2. In regards to your HyGridTM System, we note that you will construct and own the system, even though located at the customer's location. Tell us whether or not depreciation and repairs and maintenance of the system are included in your projected financial performance. If not, tell us why not.
 September 10, 2025
Page 2
3. In regards to the CHRS product, please clarify whether or not you are constructing this product. If so, disclose the cost of construction. Additionally, if you are constructing and selling the product and have no further obligations, revise footnote
       (2) to accurately describe the Cost of Goods Sold.
Security Ownership of Certain Beneficial Owners and Management, page 33

4. We note your response to our prior comment 4. Consistent with your disclosure elsewhere, please revise to correct the reference in footnote 1 from 95,290,491 issues shares to 95,920,491 issued shares.
General

5. We note your revised disclosure that the selling shareholder is offering up to 333,333 shares of common stock. Please revise your legal opinion as appropriate.
6. We note you disclose in Item 4 of Part I that the portion of the aggregate offering price attributable to securities being offered on behalf of the issuer is $28,750,000, but you also disclose that the estimated net proceeds to the issuer are $28,871,666. Please advise or revise.

        Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701
if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Eric Newlan